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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             -----------------------

                        Date of Report: November 1, 2006

                              CEMEX, S.A.B. de C.V.
             (Exact name of Registrant as specified in its charter)

                                   CEMEX Corp.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)

          Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
                     Garza Garcia, Nuevo Leon, Mexico 66265
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F
          -----                -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X
    -----               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                    Contents

1. Press release, dated October 25, 2006, announcing results for the third quarter of 2006 for CEMEX, S.A.B. de C.V. (NYSE: CX), including an increase in consolidated net sales of 8% to US$4.65 billion. EBITDA in the third quarter of 2006 grew 10% to US$1.11 billion.


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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  CEMEX, S.A.B. de C.V.
                                         ---------------------------------------
                                                  (Registrant)



Date:    November 1, 2006                By:      /s/  Rafael Garza
      --------------------------            ------------------------------------
                                                  Name:  Rafael Garza
                                                  Title:    Chief Comptroller


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                                  EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

1. Press release, dated October 25, 2006, announcing results for the third quarter of 2006 for CEMEX, S.A.B. de C.V. (NYSE: CX), including an increase in consolidated net sales of 8% to US$4.65 billion. EBITDA in the third quarter of 2006 grew 10% to US$1.11 billion.


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                                                                       Exhibit 1
                                                                       ---------


 Media Relations               Investor Relations              Analyst Relations
   Jorge Perez                   Eduardo Rendon                  Ricardo Sales
(52-81) 8888-4334              (52-81) 8888-4256                (212) 317-6008



                            [CEMEX GRAPHIC OMITTED]


                  CEMEX'S THIRD QUARTER 2006 SALES INCREASE 8%;
                                 EBITDA UP 10%

MONTERREY, MEXICO, October 25, 2006 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that consolidated net sales increased 8% in the third quarter of 2006 to US$4.65 billion. EBITDA in the third quarter of 2006 grew 10% to US$1.11 billion.

CEMEX Consolidated Third Quarter Financial and Operational Highlights
---------------------------------------------------------------------

     o EBITDA (operating income plus depreciation and amortization) increased to US$1.11 billion, 10% more than the US$1.01 billion achieved in the third quarter of 2005.

     o Free cash flow after maintenance capital expenditures was US$816 million, 11% more than in third quarter 2005.

o Sales increased in the majority of CEMEX's markets due to higher cement, ready-mix, and aggregates volumes. Public infrastructure and housing continue to be the main drivers of cement and ready-mix demand in most of our markets.

     o Operating income increased 6% during the quarter, to US$821 million in the third quarter of 2006 from US$771 million in the third quarter of last year.

     o CEMEX's consolidated cement volume increased 3%, reaching 22.3 million metric tons.

Hector Medina, Executive Vice President of Planning and Finance, said: "CEMEX continues to make progress in generating profitability across the entire value chain. In the third quarter, net sales increased in the majority of our markets, as public infrastructure and housing continue to drive cement and ready-mix demand. We remain confident in our ability to deliver consistent returns and continued growth in most of our businesses."

Consolidated Corporate Results
------------------------------

In the third quarter of 2006, majority net income increased 24% to US$836 million from US$675 million in the third quarter of 2005. The increase in majority net income for the quarter is primarily the result of stronger operating performance, the recognition of the extraordinary gain from the sale of Semen Gresik, and foreign-exchange and financial-instrument gains.

Net debt at the end of the third quarter was US$7.14 billion, representing reductions of US$976 million during the quarter and US$3.3 billion since the end of first quarter 2005. The net-debt-to-EBITDA ratio decreased to 1.8 times from
2.1 times at the end of the second quarter in 2006. Interest coverage reached
8.3 times during the quarter, up from 6.5 times a year ago.

Third Quarter Highlights - Major Markets
----------------------------------------

Net sales in our Mexican operations reached US$899 million, an increase of 15% over those of third quarter last year. EBITDA increased 5% during the quarter versus the same period last year, reaching US$325 million. Cement and ready-mix volumes increased 8% and 21%, respectively, during the quarter versus the same quarter in 2005.

CEMEX's net sales in the United States decreased 9%, reaching US$1.08 billion, while EBITDA increased 2%, from US$329 million to US$336 million. On a like-to-like basis for the ongoing operations during third quarter 2006, cement volumes in the United States decreased 6%, ready-mix volumes decreased 25%, and aggregates volumes decreased 19%, compared with the same period a year ago.

CEMEX's operations in Spain reported net sales of US$434 million, an increase of 15% over those of third quarter 2005. EBITDA increased 24%, reaching US$133 million in the quarter. Domestic cement volume increased 11% during the third quarter of 2006 over the same quarter in 2005. Ready-mix volumes, adjusted for the integration of the Readymix Asland assets after the termination of the joint venture with Lafarge in December 2005, increased 5% during the third quarter versus the comparable period a year ago.

Our operations in the United Kingdom experienced a 5% increase in net sales over those of the third quarter of 2005, reaching US$502 million. EBITDA decreased 19% in the third quarter to US$41 million from US$50 million in the same quarter of 2005. On a like-to-like basis, EBITDA increased 15% for the third quarter.

Rest of Europe
--------------

Net sales in the Rest of Europe region increased 13% during the third quarter versus the comparable period last year, reaching US$969 million. Similarly, EBITDA grew 15%, from US$128 million to US$147 million.

South/Central America and Caribbean

CEMEX's operations in the South/Central America and Caribbean region reported net sales of US$412 million during the third quarter of 2006, an increase of 15% over those of the third quarter of 2005. EBITDA increased 30% versus the same period last year, reaching US$134 million.

Africa and Middle East
----------------------

Third quarter net sales in the Africa and Middle East region were US$184 million, up 19% from the same quarter in 2005. EBITDA increased 13%, reaching US$49 million.

Asia
----

CEMEX's Asian operations experienced net sales of US$83 million, an increase of 8% over those in the third quarter of 2005. EBITDA for the region increased 44%, reaching US$19 million, versus the comparable period last year.

CEMEX is a growing global building solutions company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. Commemorating its 100th anniversary in 2006, CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.
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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.


EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.